Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, California 92626

November 17, 2015

Via Edgar Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Suzanne Hayes

Re:      Nemus Bioscience, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2015
File No. 333-206992

Dear Ms. Hayes:

In response to your letter dated November 16, 2015, regarding Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1”) of Nemus Bioscience, Inc. (the “Company”), filed with the Securities and Exchange Commission (the "Commission") on October 28, 2015, the Company filed Amendment No. 2 to Form S-1 (“Amendment No. 2”) on or about the date of this letter.  The Company has keyed the following responses to the comments specified in your letter. For your convenience, we have restated your comments in italics.

Description of Business
Our Strategic Partnership, page 33

1.  We note your response to comment 2 of our prior letter dated October 14, 2015. Please disclose the aggregate future milestone payments to be paid or received under your agreements with the University of Mississippi, notwithstanding your receipt of confidential treatment for the individual milestone payments.

Response: The Company has revised its disclosure in Amendment No. 2 to provide the aggregate future milestone payments to be paid under its agreements with the University of Mississippi.

Consolidated Statements of Stockholders’ Equity, page 73

2.  Please refer to our prior comment 7. Explain the basis for your new disclosure that “each share of Nemus common stock outstanding totaling 12,880,000 shares was exchanged at a 1:1 conversion rate to LGL shares,” when Nemus issued only 3,120,000 shares for LGL’s remaining outstanding shares. Please clarify and revise your disclosure accordingly.

Response: The Company has revised its disclosure in Footnote 1 to describe the transaction from the perspective of the accounting acquiror, Nemus, which is consistent with the Statement of Stockholders’ Equity on page 73. The new disclosure is “At the closing of the Merger and pursuant to the terms of the Merger Agreement, Nemus issued an aggregate of 3,120,000 shares of its common stock to the former stockholders of LGL in exchange for all of the outstanding shares of LGL’s capital stock, which when combined with the 12,880,000 shares of Nemus common stock outstanding, amounted to 16,000,000 total shares outstanding upon completion of the merger.”

Securities and Exchange Commission
November 17, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope this response letter and Amendment No. 2 adequately address the issues raised in your letter.  Please contact me at (949) 396-0330 should you have any questions or require further information.  Thank you.

Sincerely,

Nemus Bioscience, Inc.

/s/ Elizabeth M. Berecz
Elizabeth M. Berecz
Chief Financial Officer